Genesis Energy, L.P.

919 Milam, Suite 2100

Houston, Texas 77002

June 27, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Genesis Energy, L.P.
Registration Statement on Form S-3
Filed May 9, 2014
File No. 333-195858
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed May 2, 2014
File No. 1-12295

Dear Mr. Schwall:

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 4, 2014 (the “Comment Letter”), with respect to the above captioned filings. For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment. We are concurrently filing Amendment No. 1 to the Form S-3 (“Amendment No. 1”), which incorporates the revisions discussed below.

Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

H. Roger Schwall

June 27, 2014

Registration Statement on Form S-3

Risk Factors, page 2

1.	You state that you “hereby incorporate by reference into this prospectus . . . all other risk factors contained in any other documents that are incorporated by reference into this prospectus or any prospectus supplement.” We note related disclosure at page 54 of this prospectus, where you also refer to “risk factors identified in this prospectus.” However, the disclosure in this section includes no identified risk factors. Finally, both sentences under “Risk Factors” at page 39 of your Form 10-Q for the fiscal quarter ended March 31, 2014, appear generic and unclear. None of these attempts to incorporate by reference is sufficiently precise. Please revise to give effect to Securities Act Rule 411(d), which prohibits incorporation by reference where it would “render the statement incomplete, unclear or confusing.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that the “Risk Factors” section on page 2 and the referenced disclosure on page 54 have been revised in Amendment No. 1. Furthermore, in future quarterly reports of the Partnership on Form 10-Q, the Partnership confirms to the Staff that it will specifically identify any subsequent reports that amend or supplement the risk factors included in the Partnership’s annual report on Form 10-K when making disclosures similar to those identified by the Staff in its comment.

Legality Opinions filed as Exhibit 5.1, 5.2, and 5.3

2.	Please obtain and file as exhibits new or revised opinions of counsel which give effect to each of the following comments.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that revised opinions have been filed as Exhibits 5.1, 5.2 and 5.3 to Amendment No. 1.

H. Roger Schwall

June 27, 2014

3.	For each guarantee, counsel must provide an opinion that such guarantees are the guarantor’s binding obligations. See Item 601(b)(5)(i) of Regulation S-K. Also see the guidance contained in Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), which we refer to as “SLB 19.” SLB 19 is available at www.sec.gov/interps/legal/ cfslb19.htm. It is not clear that the requisite opinion has been rendered with regard to the guarantees of Red River Terminals, L.L.C. and TDC, L.L.C.

First, we note numbered opinion paragraph 7 and letters (x) and (y) in the opinion filed as exhibit 5.1. That text can be read to suggest that those guarantees are omitted from the opinion rendered. Second, we note the opinion that “such Guarantee by such Company will have been duly authorized by all necessary limited liability company action on the part of such Company,” which is set forth at page 3 in the opinion filed as exhibit 5.3. While it is a component of the required binding obligation opinion, merely indicating that a guarantee has been authorized is not sufficient absent the other components (see comment 5 below).

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that revised opinions have been filed as Exhibits 5.1 and 5.3 to Amendment No. 1. Although paragraph 7(x) of the opinion filed as Exhibit 5.1 does not cover the Louisiana or Alabama guarantors, the Partnership believes that the requisite opinions are provided in Exhibits 5.2 and 5.3 in lieu thereof.

Exhibit 5.2

4.	Please ensure that counsel eliminates overly broad assumptions. For example, in the penultimate sentence of the second paragraph of the legality opinion filed as Exhibit 5.2, counsel states that it has assumed “the existence and entity power of each party to the Indenture.” But this “assumes away” the relevant issue on which counsel opines in subparagraphs (i) and (ii). Refer to the guidance contained in Sections II.B.1.e. and II.B.3.a of SLB 19.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that a revised opinion has been filed as Exhibit 5.2 to Amendment No. 1.

Exhibit 5.3

5.	Similarly, subparagraphs (A)(v)(a) and (A)(v)(b) of the legality opinion filed as Exhibit 5.3 assume that Red River Terminals, L.L.C. and TDC, L.L.C. “will validly exist” and “will have the necessary . . . power” to guarantee the securities. As counsel must opine on the valid existence and entity power of the guarantor, this language “assumes away” relevant issues underlying the opinion. Refer to SLB 19 at Sections II.B.1.e and II.B.3.a.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that a revised opinion has been filed as Exhibit 5.3 to Amendment No. 1.

H. Roger Schwall

June 27, 2014

The Partnership acknowledges that:

1. should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5839.

Sincerely, Genesis Energy, L.P.

BY:	Genesis Energy, LLC, its general partner

By:	/s/ Robert V. Deere
Robert V. Deere Chief Financial Officer

cc:	J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld LLP